1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

April 24, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Form 10-Q for Fiscal Quarter Ended December 31, 2014

Filed February 9, 2015

Response Dated February 27, 2015

File No. 001-33628

Dear Mr. Horowitz:

Energy XXI Ltd (the “Company”, “we” or “our”) acknowledges receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 3, 2015, relating to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. On April 17, 2015, we submitted a request for an extension until April 24, 2015. However, we respectfully request an additional extension of time to respond to the Comment Letter so that we can devote additional time and resources to consider the Staff’s comments and to gather and process the large volume of data necessary to prepare the schedules in response to Comment 1 of the Comment Letter. We expect to provide our responses to the Comment Letter no later than April 29, 2015.

Securities and Exchange Commission

Please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 if you have any questions with respect to the foregoing.

Very truly yours,

ENERGY XXI LTD

By:	/s/ Bo Boyd
Name:	Bo Boyd
Title:	Senior Vice President, Legal & Corporate Secretary

cc:	Sarah K. Morgan